Exhibit 99.128

May 28, 2021	510 Burrard St, 3rd Floor

Vancouver BC, V6C 3B9

www.computershare.com

To:	All Canadian Securities Regulatory Authorities

Subject: DIGIHOST TECHNOLOGY INC. (CANCELLED)

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 18, 2021
Record Date for Voting (if applicable) :	May 18, 2021
Beneficial Ownership Determination Date :	May 18, 2021
Meeting Date :	July 05, 2021
Meeting Location (if available) :	Hybrid Meeting
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
SUBORDINATE VOTING SHARES	25381D107	CA25381D1078

Sincerely,

Computershare

Agent for DIGIHOST TECHNOLOGY INC.